FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 13, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecom Argentina STET-France Telecom S.A. Announces Consolidated Annual and Fourth Quarter Results for Fiscal Year 2002”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: March 13, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

ITEM 1

FOR IMMEDIATE RELEASE
Market Cap: P$1.8 billion (March 10, 2003)
Contacts:
Pablo Caride
Pedro Insussarry	Kevin Kirkeby
Telecom Argentina	Golin/Harris International
(54-11) 4968-3626 / 3627	(212) 697-1436 / 9191
inversores@intersrv.telecom.com.ar	kkirkeby@golinharris.com

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.
ANNOUNCES CONSOLIDATED ANNUAL AND FOURTH QUARTER
RESULTS FOR FISCAL YEAR 2002*

MAJOR EVENTS & DEVELOPMENTS

* Net revenues amounted to P$3,983 MM (- 43% vs FY 2001) * EBITDA** represented 47% of net revenues, reaching P$1,873 MM (- 31% vs FY 2001) * Net loss reached P$4,354 MM (- P$22.11 per ADR)

The operations of the Company were impacted by: a) Devaluation of the Argentine Peso, b)
Pesification and freeze of regulated tariffs, and c) Recession and general macroeconomic crisis in
Argentina. As a result the Company was obliged to suspend the interest and principal payments on its consolidated financial debt, that as of December 31, 2002 reached P$11,197 MM

The Company has implemented aggressive actions to face this scenario: a) Debt renegotiations with financial creditors - announcing the intention to conduct a cash tender offer for a portion of its financial debt and perform partial interest payments, b) Efficiency and productivity gains through reductions in operating costs and capex to improve operating profits and cash flow generation, and
c) Reorganization of the Group to adjust to market requirements.

		As of December 31
		2002	2001	$	%
Non- adjusted P$ In constant P$ as of Dec'02	Net revenues (in MM P$)	3.228	3.210	18	1%
	EBITDA** (in MM P$)	1.554	1.242	312	25%
	Net financial debt (in MM P$)	9.744	2.998	6.746	225%
	Net revenues (in MM P$)	3.983	7.004	(3.021)	-43%
	EBITDA (in MM P$)	1.873	2.709	(836)	-31%
	Net financial debt (in MM P$)	9.744	6.543	3.201	49%
	Shareholder's equity (in MM P$)	811	5.165	(4.354)	-84%
	Net income / (loss) (in MM P$)	(4.354)	99	(4.453)	-4498%
	Lines in service	3.590.284	3.891.880	(301.596)	-8%
	Cellular customers (Argentina & Paraguay)	2.710.000	2.637.000	73.000	3%
	Internet subscribers
	Dial-up	147.000	234.000	(87.000)	-37%
	ADSL	30.000	23.000	7.000	30%
	Fixed traffic (in MM minutes)	15.591	16.657	(1.066)	-6%
	Cellular traffic (in MM minutes)	2.063	2.353	(290)	-12%
	Fixed ARPU (non-adjusted P$)	34	32	2	6%
	Cellular ARPU (on-adjusted P$)	25	28	(3)	-11%
	CAPEX (non-adjusted MM P$)	175	470	(295)	-63%

*	Non-financial data unaudited.
**	EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization) = OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditures and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be considered as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

Buenos Aires, March 10, 2003 - Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina's largest telecommunications companies, announced today a consolidated net loss of P$4,354 million, under Argentine GAAP, for the fiscal year, ended on December 31, 2002 ("FY 2002"). Comparatively, consolidated net income for fiscal year 2001 ("FY 2001"), was P$99 million. Consolidated net loss for the fourth quarter of fiscal year 2002 ("4Q02") was P$214 million. Comparatively, consolidated net loss for the fourth quarter of fiscal year 2001 ("4Q01") was P$39 million.

Earning/(loss) per share and ADR for FY 2002 amounted to P$(4.42) and P$(22.11), respectively. Earnings per share and ADR for FY 2001, were P$0.10 and P$0.50, respectively. Loss per share and ADR for 4Q02 amounted to P$(0.22) and P$(1.09), respectively. In comparison, earnings/(loss) per share and ADR for 4Q01 were P$(0.04) and P$(0.20), respectively.

EBITDA**, gross profit/(loss), operating profit/(loss), and net income/(loss) for FY 2002 represented 47%, 28%, (5%) and (109%) of net sales, respectively; compared with 39%, 49%, 13% and 1%, respectively, for FY 2001. EBITDA, gross profit/(loss), operating profit/(loss), and net income/(loss) for 4Q02 represented 55%, 25%, (3%) and (25%) of net sales, respectively; compared with 35%, 52%, 8% and (2%), respectively, for 4Q01.

The main factors that explained the Company's results were: a) the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of the Company to increase regulated tariffs after the "pesification" of such tariffs at the rate of US$1=1 Peso enforced by the Argentine Government, b) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services), c) the effects of the inflation adjustment described below, and d) the declines in both traffic and average revenue per user in the cellular business.

The Company has accounted for the effects of inflation adjustment adopted by Resolution 415/02 of the Comisión Nacional de Valores ("CNV") for fiscal years beginning January 1, 2002. The Resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31, 2001. Therefore, the Company has restated the figures presented herein for comparative purposes, using an adjustment factor of 2.1821 which represents the wholesale rate of inflation of 2002. Accordingly, the figures corresponding to fiscal year 2002 and 4Q02 include the effects of the adoption of inflationary accounting.

Moreover, in Point 9 of the financial tables included herein, the Company is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by the current accounting professional rules, can be found in note N°18 "Relevant Additional Information" of the Consolidated Financial Statements as of December 31, 2002. Comments related to

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variations in revenues and cost for the different activities correspond to "figures non-adjusted by inflation" or "current pesos" and are related to the mentioned note and tables.

Additionally, The Professional Board of Economic Sciences of Buenos Aires (CPCECABA) and the CNV issued new rules for valuation and disclosure that will be of mandatory application for the Telecom Group starting January 1, 2003. The new rules are aimed at leveling the accounting rules of Argentina with the International Accounting Standards. However, the Company has decided to begin applying the new rules as of this quarter in accordance with Resolution Nº434 of the CNV (see Note 4.1.c. of the Consolidated Financial Statements).

Company Activities

Consolidated Net Revenues

Consolidated net revenues for FY 2002 totaled P$3,983 million, a decrease of P$3,021 million or 43%, compared with P$7,004 million for FY 2001 as a result of the inflation adjustment of the figures as of December 31, 2001 and the rates that were frozen after the "pesification" enforced by the Government. Non-adjusted by inflation revenues for FY 2002 would have reached P$3,228 million, an increase of P$18 million or 1% compared to FY 2001 (P$ 3,210 million) mainly as a consequence of the increases in non-regulated services, as explained below.

In the basic telephony business, the main component of revenues, measured service, decreased by P$769 million or 43% to P$1,012 million during FY 2002 as compared to FY 2001 (P$1,781 million). Non-adjusted figures would have shown a decreased of P$7 million or 1% reaching P$809 million. The decrease was evidenced both in revenues from local and domestic long distance as the rates were frozen after the "pesification" enforced by the Government and the deterioration of the macroeconomic conditions in the country that has had a negative impact on the number of customer lines.

Total traffic volume (Local and DLD) measured in minute decreased by 6% for FY 2002 when compared to FY 2001. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 10%, compared to FY 2001.

Monthly basic charges decreased by P$572 million or 47%, to P$635 million for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of P$59 million or 11% reaching P$494 million mainly due to the fact that rates were frozen after the "pesification" enforced

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by the Government and to a lower average number of lines in service of approximately 377,000 lines.

Revenues from supplementary services decreased by P$123 million or 50% to P$121 million for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of P$17 million or 15% reaching P$95 million mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to a lower number of subscribers to these services.

Revenues from installation fees paid by new customers decreased by P$32 million or 62% to P$20 million for FY 2002 as compared to FY 2001. Non-adjusted figures would have shown a decrease of P$7 million or 29% reaching P$17 million largely due to a lower number of lines connected (approximately 134,000 lines connected in FY 2002 as compared to 322,000 lines connected during FY 2001) partially compensated by a higher average installation price (P$120 to P$67 per line, denominated in current pesos).

Revenues from public telephony decreased by P$184 million or 49% to P$191 million for FY 2002 when compared to FY 2001. Non-adjusted figures would have shown a decrease of P$20 million or 12% reaching P$152 million. The decrease was a consequence of the rates frozen after the "pesification" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during FY2002 decreased by P$46 million or 26% to P$131 million. Non-adjusted figures would have shown an increase of P$23 million or 28% reaching P$104 million. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by P$1 million or 2% to P$40 million. Non-adjusted figures would have shown an increase of P$13 million or 68% reaching P$32 million.

Regarding the international telephony business, during FY 2002 revenues decreased by P$81 million or 24% to P$258 million when compared to FY 2001. Non-adjusted figures would have shown an increase of P$55 million or 35% reaching P$211 million mainly due to the revenues generated by the subsidiary Telecom USA partially offset by the frozen rates and lower outgoing traffic above mentioned.

Revenues generated by the data transmission business totaled P$365 million, representing a decrease of P$207 million or 36%. Non-adjusted figures would have shown an increase of P$37 million or 14% reaching P$299 million, as a consequence of higher revenues generated by the ground networks and international connectivity.

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Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom's network.

As of December 31, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by P$11 million or 16% to P$57 million during FY 2002. Non-adjusted figures would have shown an increase of P$15 million or 48% reaching P$46 million mainly due to the increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000.

The revenues generated by the cellular business during FY 2002, decreased by P$781 or 43% to P$1,028 million when compared to FY 2001. Non-adjusted figures would have shown an increase of P$34 million or 4% reaching P$863 million.

Non-adjusted revenues of Telecom Personal in Argentina would have decreased by P$81 million or 11% to P$687 million when compared to FY 2001. The decrease was due to the lower average number of subscribers during the year, lower levels of traffic and lower sales of handsets. Furthermore the average revenue per user decreased by 11% (to P$25 per customer per month for FY 2002, denominated in current pesos).

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The customer base reached as of December 31, 2002, approximately 850,000, 1,279,000 and 62,000 subscribers for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,191,000, an increase of approximately 55,000 customers, or 3%, as compared to December 31, 2001.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated P$176 million in revenues during FY 2002 which are consolidated into the revenues of Telecom Personal. This represented an increase of P$43 million, or 32%, as compared to FY 2001. Non-adjusted figures would have shown an increase of P$115 million or 189% reaching P$176 million. The increase can be mainly attributed to exchange differences and the slight increase in the customer base. As of December 31, 2002, Núcleo had approximately 519,000 cellular and PCS customers, an increase of approximately 18,000 customers, or 4%, as compared to December 31, 2001.

In the telephone directories' publishing business, revenues from our affiliated company Publicom decreased by P$79 million, reaching P$23 million. Non-adjusted figures would have decreased by P$24 million or 51% reaching P$23 million due to the sharp deterioration in the advertising market.

Operating Costs

The cost of services provided, administrative expenses, and selling expenses for FY 2002 decreased by P$1,920 million or 31% to P$4,185 million when compared to FY 2001 mainly as a result of the adjustment by inflation of figures as of December 31, 2001 and to cost reduction plans implemented by the Company.

Salaries and social security contributions decreased by P$558 million or 49% to P$583 million for FY 2002. Non-adjusted figures would have shown a decrease of P$62 million or 12% to P$461 million primarily due to the reduction in labor costs of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. Additionally, a reduction

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in headcount at Telecom Personal and Publicom was registered. The increase in headcount in the basic telephony activity reflects the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. As of December 31, 2002, the headcount totaled 13,515 as compared to 14,453 as of December 31, 2001.

Expenses related to taxes decreased by P$147 million or 35% to P$274 million for FY 2002. Non-adjusted figures would have increased taxes by P$28 million or 15% reaching P$221 million, mainlyas a result of re-classification of the tax on Bank Debits and Credits and the increase of turnover taxes and terrestrial taxes in certain jurisdictions.

Materials and supplies charges decreased by P$161 million or 46% to P$186 million for FY 2002. Non-adjusted figures would have shown a decrease of P$16 million or 10% reaching P$143 million mainly due to lower expenses associated with fewer lines installed and to lower maintenance of the basic telephony network. These effects were partially offset by higher costs for the maintenance of the submarine cable and hardware due to the high component of imported materials in these items. Additionally higher provisions for scrap materials were registered.

The allowance for doubtful accounts decreased by P$375 million or 67% to P$188 million for FY 2002. Non-adjusted figures would have shown a decrease of P$131 million or 51% reaching P$127 million. The decrease was evident in the residential segments mainly due to the decrease in customer lines.

Commissions paid to vendors and card sales decreased by P$67 million or 59% to P$46 million for FY 2002. Non-adjusted figures would have shown a decrease of P$11 million or 21% reaching P$41 million as consequence of the lower average commission paid per new cellular customer.

Interconnection costs decreased by P$72 million or 34% to P$140 million for FY 2002. Non-adjusted figures would have shown an increase of P$15 million or 15% reaching P$112 million mostly as a result of higher charges paid for local and long distance accesses, circuits rentals and termination charges for traffic related to 4004 services in the Internet business.

Service fees decreased by P$99 million, or 46%, to P$115 million for FY 2002. Non-adjusted figures would have shown a decrease of P$2 million or 2% reaching P$96 million principally due to lower fees related to commercial, technical and other services as part of the cost control measures adopted by the Telecom Group since the beginning of last year. Additionally, fees paid to the data base manager related to the pre-subscription process also decreased.

Management fee decreased by P$206 million, or 90%, to P$23 million for FY 2002. Non-adjusted figures would have shown a decrease of P$92 million or 88% to P$13 million as a result of a decrease in the management fee from 3% of net revenues to 1.25% for the period comprised between October 10, 2001 and March 31, 2002. Additionally, the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 10, 2002, whereby the accrual and the payment of the management fee has been suspended from such day and until the termination of the contract provided in its point 7.2. (October 2004).

Costs related to advertising decreased by P$151 million or 84% to P$28 million for FY 2002. Non-adjusted figures would have shown a decrease of P$60 million or 73% reaching P$22 million. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control initiatives taken by the Company in line with the lower market requirements.

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Cost of cellular handsets decreased by P$101 million or 89% to P$12 million for FY 2002. Non-adjusted figures would have shown a decrease of P$42 million or 81% reaching P$10 million mainly due to the lower number of cellular handsets sold.

Other expenses decreased by P$253 million or 40% for FY 2002. Non-adjusted figures would have shown an increase of P$18 million or 6% reaching P$304 million mainly due to higher expenses related to satellite capacity rentals and higher costs related to insurance policies as a consequence of the impact that the increase of the foreign exchange rate had in these cost.

Depreciation of fixed asset increased by P$288 million or 17%, to P$1,965 million during FY 2002. The increase is related to the application of the wholesale adjustment factor to the value of fixed assets, the effects of capitalized foreign currency exchange differences originated by financial debt and to the amortization of the new assets incorporated into cellular and data transmission activities during FY 2001.

Finally, amortization of intangible assets decreased by P$23 million or 17% to P$110 million for FY 2002, due to lower charges related to the amortization of PCS licenses and exclusivity rights.

Financial and Holding Results

The loss resulting from financial and holding results increased by P$4,760 million to P$5,263 million for FY 2002 as compared to the loss of P$503 million in FY 2001. This increase can be largely attributed to a loss of P$3,777 million from currency exchange differences from the Peso devaluation which affected the company's net foreign currency monetary position which was only partially offset by the higher capitalized foreign currency exchange differences by debt for fixed assets acquisitions of P$854 million. Furthermore, the interest on foreign currency liabilities increased by P$249 million due to the continuing deterioration of the value of the peso. Lastly, a loss of P$1,138 million was registered for the inflation effect on monetary assets and liabilities.

Other Expenses

Other expenses, (net) increased by P$46 million or 36% to P$175 million FY 2002 compared with FY 2001. The increase was mainly due to higher reserves for lawsuits and contingencies and the write-off of cellular handsets given in lease without charge ("comodato"). Additionally higher severance and termination charges were registered.

Statements of Cash Flow (non-adjusted figures)

Cash flow from operating activities for FY 2002 increased by P$490 million, mainly due to lower outflows as a result of costs reductions taken by the Company.

Meanwhile, cash flow applied to investing activities for FY 2002 decreased by P$465 million as compared to 2001 as a result of lower incorporation of fixed and intangibles assets.

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Funds allocated to financing activities decreased by P$260 million for FY 2002 as a result of lower debt proceeds, debt payments and dividends. For the FY 2001 the Annual Shareholders Meeting approved the non-distribution of dividends.

Net, financial debt

Net, financial debt increased by P$6,746 million or 225% to P$9,744 million for FY 2002 compared with FY 2001 (P$2,998 million non-adjusted figures), mainly as a result of the impact that the increase of the foreign exchange rate had in the financial debt, partially offset by the increase in financial assets as a consequence of the higher cash generated and the suspension of the principal and interest payments of the financial debt.

Investment Plan

Telecom has made investments of P$20,644 million in fixed assets, since the start of operations on November 8, 1990, of which P$236 million (P$175 million in current pesos) corresponds to FY 2002 and derived mainly from commitments undertaken during the previous year.

Of the total amount invested for the period, P$172 million or 73% corresponds to basic telephony, data transmission and Internet (outside plant 16%, switching 13%, transmission 32%, information systems 30%, infrastructure 3% and others 6%) and 27% or P$64 million to cellular telephony and directory publishing.

Other Matters

Appointment of new chairman and changes in the Board of Directors

On November 18, 2002, the Company announced that the resignation of Mr. Juan Carlos Masjoan to the position of Chairman of the Company, submitted on September 20, 2002, became effective.

On the same day, the Board of Directors of Telecom Argentina, Telecom Personal and Publicom accepted the resignation submitted by the Company's Vice-Chairman, Mr. Franco Bertone and the resignations submitted on November 15, 2002 by the Alternate Directors, Messrs. Antonio Porro and Luca Minzolini. In all cases, the resignations were based on reasons of professional nature.

The Supervisory Committee appointed as Directors, in replacement for Mr. Masjoan and Mr. Bertone, Mr. Amadeo Vázquez and Mr. Alberto Messano and as Alternate Directors, in replacement of Mr. Porro and Mr. Minzolini, Mr. Carlos

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Eduardo Monte Alegre Toro and Mr. Marco Girardi.

The Board of Directors in addition and in anticipation to the incorporation of the new directors has appointed Mr. Amadeo Vázquez to act as non-executive Chairman and "independent director" and Mr. Alberto Messano to act as Vice-Chairman.

Debt Restructuring Process

On February 12, 2003, Telecom Argentina and its subsidiary Telecom Personal S.A. announced their intention to launch cash tender offers for a portion of their financial debt obligations (including banks and bondholders) and to make partial interest payments on their financial debt obligations.

Telecom Argentina and Telecom Personal intend to launch modified reverse Dutch auction tender offers for a portion of their financial debt obligations using cash of up to the equivalent of US$260 million and US$45 million, respectively. The price range for such modified reverse Dutch auctions is expected to be 43.5% to 50% of the principal amount of the Companies' debt obligations as of June 24, 2002.

The Companies have also announced that they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002 and will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002.

The timing and launch of the tender offers are subject to obtaining the necessary approvals or authorizations for both the tender offers and the partial interest payments.

The tender offers and the partial interest payments are the first steps of the Companies' plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Calling Party Pays (CPP)

On January 24, 2003 the Secretariat of Communications ("SC") through resolution Nº48/03 established the reference prices for termination of calls in the fixed-to-cellular CPP modality. The prices were set at P$0.335 per minute for peak hours and P$0.22 per minute in non-peak hours (representing an increase of 8% and 10%, respectively).

Call by call selection for the long distance services

On February 6, 2003 the Ministry of Economy through resolution Nº75/03 established a deadline of 120 days for the implementation of the call by call selection for long distance services. Some claims and contests to the previous Rules for the call-by-call selection service (enforced through Resolution Nº613/01 dated December 28, 2001) that were presented by certain providers were taken into account.

The system allows customers to dial in each call the access code 17 (for Domestic Long Distance calls) or 18 (for International Long Distance calls) together with the three digits for identification (PQR) where by the selected carrier is chosen.

Transfer of the Tax on Debits and Credits on Bank Accounts and other transactions.

On February 6, 2003 the Ministry of Economy issued resolution 72/03 that approves the method for calculation for the above mentioned tax that will be applicable to the amounts paid to the

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Government as of the publication of the resolution.

The incidence of the tax should be shown in the customer's bills under the identification "Tax on debits and credits on bank accounts and other transactions"- Law Nº25.413. The CNC will apply the methodology established in the resolution to verify its application.

Internet access in the interior of the country through the number "0611"

On February 7, 2003, the SC through resolution 75/03 approved Telecom Argentina's proposal to give Internet access to cities in the interior of the country through the prefix number "0611".

This number allows customers located at a distance of 30 to 35 kms from the cities where the number "0610" is available, to access Internet paying only for a local call.

Within 30 days since the publication of the resolution the fixed telephony providers interested in implementing the system should present to the CNC a list of the cities where the number "0610" is available today. These cities will be named heads for the number "0611" service. The providers should also present a list of the towns were they will offer the service and a schedule stating when the "0611" service will be available in each town.

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Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionaly, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

As of December 31, 2002, Telecom had 984,380,978 shares outstanding.

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For more information, please contact
Investor Relations Department :

Pedro Insussarry
54-11-4968-3743
pinsussa@ta.telecom.com.ar

Moira Colombo
54-11-4968-3628
mcolombo@ta.telecom.com.ar

Mariela Teló
54-11-4968-5373
mtelo@ta.telecom.com.ar

Hector Salomon
54-11-4968-3626
hsalomon@ta.telecom.com.ar

Voice mail 54-11-4968-3627
Fax number 54-11-4313-5842

For information about Telecom Group services visit

www.telecom.com.ar

www.telecompersonal.com.ar

www.telecominternet.com.ar

www.arnet.com.ar

e-company.telecom.com.ar

epymes.com.ar

www.tstore.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

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Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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(Financial Tables follow)

Amadeo R. Vázquez
President

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TELECOM ARGENTINA STET-FRANCE TELECOM S.A.
FOURTH QUARTER AND FISCAL YEAR 2002
(In millions of Argentine constant pesos as of December 31, 2002, except statistical, ratio data and table 9)

1-	Consolidated Balance Sheet
		As of December 31
		2002	2001	$	%
	Cash, equivalents and investments	1.405	458	947	207%
	Trade receivables	596	1.479	(883)	-60%
	Other current assets	91	694	(603)	-87%

	TOTAL CURRENT ASSETS	2.092	2.631	(539)	-20%

	Trade receivables	1	8	(7)	-88%
	Fixed assets	9.618	10.535	(917)	-9%
	Other non-current assets	1.136	1.278	(142)	-11%

	TOTAL NON-CURRENT ASSETS	10.755	11.821	(1.066)	-9%

	TOTAL ASSETS	12.847	14.452	(1.605)	-11%

	Accounts payable	391	1.071	(680)	-63%
	Loans	11.053	2.533	8.520	336%
	Other current liabilities	212	378	(166)	-44%

	TOTAL CURRENT LIABILITIES	11.656	3.982	7.674	193%

	Accounts payable	-	24	(24)	-100%
	Loans	144	4.559	(4.415)	-97%
	Other non-current liabilities	199	696	(497)	-71%

	TOTAL NON-CURRENT LIABILITIES	343	5.279	(4.936)	-94%

	TOTAL LIABILITIES	11.999	9.261	2.738	30%

	Minority Interest	1	26	(25)	-96%
	Temporary differences from translation	36	-
	Shareholders' equity	811	5.165	(4.354)	-84%

	TOTAL LIABILITIES AND EQUITY	12.847	14.452	(1.605)	-11%

2-	Consolidated Loans
		As of December 31
		2002	2001	$	%
	Corporate Bonds	5.367	894	4.473	500%
	Banks	2.082	783	1.299	166%
	On purchase of fixed assets and inventories	3.010	743	2.267	305%
	Accrued interest	560	113	447	396%
	Penalties or default interest	34	-	34	-

	TOTAL CURRENT LOANS	11.053	2.533	8.520	336%

	Corporate Bonds	-	2.538	(2.538)	-100%
	Banks	141	928	(787)	-85%
	On purchase of fixed assets and inventories	-	1.093	(1.093)	-100%
	Accrued interest	3	-	3	-

	TOTAL NON-CURRENT LOANS	144	4.559	(4.415)	-97%

	TOTAL LOANS	11.197	7.092	4.105	58%

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3-	Consolidated Income Statement
		Twelve-Month Comparison				Three-Month Comparison
		As of December 31				As of December 31
		2002	2001	$	%	2002	2001	$	%
	Net revenues	3.983	7.004	(3.021)	-43%	855	1.688	(833)	-49%
	Cost of services provided	(2.872)	(3.598)	726	-20%	(644)	(811)	167	-21%

	GROSS PROFIT	1.111	3.406	(2.295)	-67%	211	877	(666)	-76%

	Administrative expenses	(279)	(537)	258	-48%	(51)	(114)	63	-55%
	Selling expenses	(1.034)	(1.970)	936	-48%	(187)	(632)	445	-70%

	OPERATING (LOSS)/PROFIT	(202)	899	(1.101)	-122%	(27)	131	(158)	-121%

	Equity income from related companies	(23)	(6)	(17)	283%	(5)	(1)	(4)	400%
	Amortization of goodwill	(10)	(18)	8	-44%	-	(5)	5	-100%
	Financial & holding results	(5.263)	(503)	(4.760)	946%	556	(139)	695	-500%
	Other incomes & expenses	(175)	(129)	(46)	36%	(62)	(20)	(42)	210%
	Tax on Bank debits and credits	-	(33)	33	-100%	-	(9)	9	-100%

	RESULTS FROM ORDINARY OPERATIONS	(5.673)	210	(5.883)	-2801%	462	(43)	505	-1174%

	Taxes on income	1.294	(111)	1.405	-1266%	(682)	4	(686)	-17150%
	Minority interest	25	-	25	-	6	-	6	-

	NET (LOSS)/INCOME	(4.354)	99	(4.453)	-4498%	(214)	(39)	(175)	449%

	EBITDA (*)	1.873	2.709	(836)	-31%	466	587	(121)	-21%

	As a % of Net Revenues	47%	39%			55%	35%

(*) EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization)= OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditure and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be consider as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

4-	Consolidated Statement of Cash Flow
		Twelve-Month Comparison				Three-Month Comparison
		As of December 31				As of December 31
		2002	2001	$	%	2002	2001	$	%
	Net income (loss)	(4.354)	99	(4.453)	-4498%	(214)	(39)	(175)	449%
	Depreciation and Amortization	2.075	1.810	265	15%	493	455	38	8%
	Increase in provisions	295	602	(307)	-51%	38	238	(200)	-84%
	(Increase)/decrease in assets	978	(214)	1.192	-557%	(152)	(168)	16	-10%
	(Decrease)/increase in liabilities	(695)	(403)	(292)	72%	136	94	42	45%
	Others, net	3.356	521	2.835	544%	99	142	(43)	-30%

	Total Funds generated by Operating Activities	1.655	2.415	(760)	-31%	400	722	(322)	-45%

	Total Funds applied to Investing Activities	(310)	(1.408)	1.098	-78%	6	(288)	294	-102%

	Dividends paid	-	(464)	464	-100%	-	1	(1)	-100%
	Interests and financial expenses	(443)	(957)	514	-54%	(8)	(309)	301	-97%
	Increase in financial debt, net	(24)	151	(175)	-116%	16	(295)	311	-105%

	Total Funds applied to Financing Activities	(467)	(1.270)	803	-63%	8	(603)	611	-101%

	Increase/(decrease) of Funds	878	(263)	1.141	-434%	414	(169)	583	-345%

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5-	Consolidated Revenues Breakdown
		Twelve-Month Comparison				Three-Month Comparison
		As of December 31				As of December 31
		2002	2001	$	%	2002	2001	$	%

	National Basic Telephony	2.252	4.114	(1.862)	-45%	462	1.014	(552)	-54%

	Measured service
	Local	553	957	(404)	-42%	115	245	(130)	-53%
	DLD	459	824	(365)	-44%	104	202	(98)	-48%
	Monthly basic charges	635	1.207	(572)	-47%	120	297	(177)	-60%
	Supplementary Services (monthly charges)	121	244	(123)	-50%	24	55	(31)	-56%
	Installation fees	20	52	(32)	-62%	4	13	(9)	-69%
	Public telephones	191	375	(184)	-49%	42	88	(46)	-52%
	Interconnection - fixed	131	177	(46)	-26%	24	42	(18)	-43%
	Interconnection - cellular	40	41	(1)	-2%	6	6	-	0%
	Lease of lines and circuits - fixed	22	37	(15)	-41%	7	(2)	9	-450%
	Lease of lines and circuits - cellular	20	48	(28)	-58%	1	19	(18)	-95%
	Others	60	152	(92)	-61%	15	49	(34)	-69%

	International Telephony	258	339	(81)	-24%	58	73	(15)	-21%

	Outgoing revenues	164	267	(103)	-39%	39	65	(26)	-40%
	Settlement revenues	94	72	22	31%	19	8	11	138%

	Data transmission	365	572	(207)	-36%	84	141	(57)	-40%

	Terrestrial Networks	101	148	(47)	-32%	27	37	(10)	-27%
	Lease of data circuits	31	76	(45)	-59%	7	17	(10)	-59%
	Internet Traffic	132	207	(75)	-36%	27	52	(25)	-48%
	International connectivity	82	87	(5)	-6%	24	19	5	26%
	Others	19	54	(35)	-65%	(1)	16	(17)	-106%

	Internet	57	68	(11)	-16%	14	20	(6)	-30%

	Internet monthly fee	57	68	(11)	-16%	14	20	(6)	-30%

	Cellular Telephony	1.028	1.809	(781)	-43%	220	423	(203)	-48%

	Telecom Personal	852	1.676	(824)	-49%	193	391	(198)	-51%

	Monthly fee and measured service	298	661	(363)	-55%	61	148	(87)	-59%
	Pre-paid card	147	231	(84)	-36%	40	56	(16)	-29%
	Calling Party Pays	281	535	(254)	-47%	62	132	(70)	-53%
	Others	126	249	(123)	-49%	30	55	(25)	-45%

	Núcleo	176	133	43	32%	27	32	(5)	-16%

	Monthly fee and measured service	50	37	13	35%	7	8	(1)	-13%
	Pre-paid card	28	17	11	65%	4	2	2	100%
	Calling Party Pays	82	70	12	17%	13	18	(5)	-28%
	Others	16	9	7	78%	3	4	(1)	-25%

	Telephone Directories (Publicom)	23	102	(79)	-77%	17	17	-	0%

	TOTAL NET REVENUES	3.983	7.004	(3.021)	-43%	855	1.688	(833)	-49%

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6-	Consolidated Income Statement by Activities
	Twelve-month period - FY 2002 (01/01/02 - 12/31/02)

		In million of Argentine constant pesos as of December 31, 2002
		Activities				Variation *
		Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	$	%

	NET REVENUES	2.932	1.028	23	3.983	(3.021)	-43%

	Salaries and social security contributions	(469)	(91)	(23)	(583)	558	-49%
	Agent commissions and card sales	(25)	(21)	-	(46)	67	-59%
	Taxes	(175)	(97)	(2)	(274)	147	-35%
	Materials and supplies	(143)	(32)	(11)	(186)	161	-46%
	Allowance for doubtful accounts	(128)	(54)	(6)	(188)	375	-67%
	Interconnection cost	(140)	-	-	(140)	72	-34%
	Settlement charges	(102)	-	-	(102)	(32)	46%
	Lease of lines and circuits	(24)	(17)	-	(41)	27	-40%
	Service fees	(99)	(13)	(3)	(115)	99	-46%
	Management fees	(23)	-	-	(23)	206	-90%
	Advertising	(14)	(14)	-	(28)	151	-84%
	Cost of cellular handsets	-	(12)	-	(12)	101	-89%
	Others	(212)	(157)	(3)	(372)	253	-40%

	EBITDA	1.378	520	(25)	1.873	(836)	-31%
	EBITDA MARGIN	47%	51%	-109%	47%
	Depreciation of fixed assets	(1.547)	(412)	(6)	(1.965)	(288)	17%
	Amortization of intangible assets	(65)	(45)	-	(110)	23	-17%

	OPERATING RESULTS	(234)	63	(31)	(202)	(1.101)	-122%

	EQUITY INCOME FROM RELATED COMPANIES	(15)	-	(8)	(23)	(17)	283%

	AMORTIZATION OF GOODWILL	(10)	-	-	(10)	8	-44%

	Interest on assets	(1.006)	(484)	(51)	(1.541)	(1.660)	-1395%
	Interest on liabilities	(3.237)	(509)	24	(3.722)	(3.100)	498%

	FINANCIAL AND HOLDING RESULTS	(4.243)	(993)	(27)	(5.263)	(4.760)	946%

	OTHER INCOMES AND EXPENSES	(100)	(58)	(17)	(175)	(46)	36%

	TAX ON BANK DEBITS AND CREDITS	-	-	-	-	33	-100%

	RESULTS FROM ORDINARY OPERATIONS	(4.602)	(988)	(83)	(5.673)	(5.883)	-2801%

	Taxes on income	1.097	184	13	1.294	1.405	-1266%
	Minirity interest	-	25	-	25	25	-

	NET (LOSS)/INCOME	(3.505)	(779)	(70)	(4.354)	(4.453)	-4498%

*	Twelve month period FY 2002 vs. Twelve month period FY 2001

Twelve-month period FY 2001 (01/01/01 - 12/31/01)

	In million of Argentine constant pesos as of December 31, 2002
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities

NET REVENUES	5.093	1.809	102	7.004

Salaries and social security contributions	(875)	(177)	(89)	(1.141)
Agent commissions and card sales	(48)	(65)	-	(113)
Taxes	(257)	(160)	(4)	(421)
Materials and supplies	(284)	(37)	(26)	(347)
Allowance for doubtful accounts	(403)	(134)	(26)	(563)
Interconnection cost	(212)	-	-	(212)
Settlement charges	(70)	-	-	(70)
Lease of lines and circuits	(37)	(31)	-	(68)
Service fees	(166)	(24)	(24)	(214)
Management fees	(229)	-	-	(229)
Advertising	(131)	(46)	(2)	(179)
Cost of cellular handsets	-	(113)	-	(113)
Others	(334)	(280)	(11)	(625)

EBITDA	2.047	742	(80)	2.709
EBITDA MARGIN	40%	41%	-78%	39%
Depreciation of fixed assets	(1.282)	(391)	(4)	(1.677)
Amortization of intangible assets	(70)	(63)	-	(133)

OPERATING RESULTS	695	288	(84)	899

EQUITY INCOME FROM RELATED COMPANIES	(6)	-	-	(6)

AMORTIZATION OF GOODWILL	(17)	(1)	-	(18)

Interest on assets	92	25	2	119
Interest on liabilities	(450)	(170)	(2)	(622)

FINANCIAL AND HOLDING RESULTS	(358)	(145)	-	(503)

OTHER INCOMES AND EXPENSES	(98)	(22)	(9)	(129)

TAX ON BANK DEBITS AND CREDITS	(26)	(7)	-	(33)

PROFIT FROM ORDINARY OPERATIONS	190	113	(93)	210

Taxes on income	(85)	(59)	33	(111)
Minority interest	-	-	-	-

NET (LOSS)/INCOME	105	54	(60)	99

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Consolidated Income Statement by Activities
Fourth Quarter FY 2002 (10/01/02 - 12/31/02)

	In million of Argentine constant pesos as of December 31, 2002
	Activities				Variation *
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	$	%

NET REVENUES	618	220	17	855	(833)	-49%

Salaries and social security contributions	(90)	(17)	(8)	(115)	169	-60%
Agent commissions and card sales	(10)	(4)	-	(14)	3	-18%
Taxes	(37)	(24)	-	(61)	43	-41%
Materials and supplies	(31)	(6)	(10)	(47)	24	-34%
Allowance for doubtful accounts	-	7	-	7	238	-103%
Interconnection cost	(29)	-	-	(29)	26	-47%
Settlement charges	(22)	-	-	(22)	(9)	69%
Lease of lines and circuits	(5)	(3)	-	(8)	7	-47%
Service fees	(23)	(2)	(1)	(26)	29	-53%
Management fees	(1)	-	-	(1)	25	-96%
Advertising	(1)	(3)	-	(4)	41	-91%
Cost of cellular handsets	-	-	-	-	28	-100%
Others	(36)	(32)	(1)	(69)	88	-56%

EBITDA	333	136	(3)	466	(121)	-21%
EBITDA MARGIN	54%	62%	-18%	55%
Depreciation of fixed assets	(394)	(101)	(2)	(497)	(70)	16%
Amortization of intangible assets	(17)	21	-	4	33	-114%

OPERATING RESULTS	(78)	56	(5)	(27)	(158)	-121%

EQUITY INCOME FROM RELATED COMPANIES	(5)	-	-	(5)	(4)	400%

AMORTIZATION OF GOODWILL	-	-	-	-	5	-100%

Interest on assets	(4)	39	-	35	174	-125%
Interest on liabilities	351	168	2	521	541	-2705%

FINANCIAL AND HOLDING RESULTS	347	207	2	556	695	-500%

OTHER INCOMES AND EXPENSES	(42)	(16)	(4)	(62)	(42)	210%

TAX ON BANK DEBITS AND CREDITS	-	-	-	-	9	-100%

RESULTS FROM ORDINARY OPERATIONS	222	1.260	(7)	462	505	-1174%

Taxes on income	(469)	(212)	(1)	(682)	(686)	-17150%
Minirity interest	-	6	-	6	6	100%

NET (LOSS)/INCOME	(247)	1.054	(8)	(214)	(175)	449%

* Fourth quarter FY 2002 vs. Fourth Quarter FY 2001

Fourth Quarter FY 2001 (10/01/01 - 12/31/01)
	In million of Argentine constant pesos as of December 31, 2002
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities

NET REVENUES	1.247	424	17	1.688

Salaries and social security contributions	(231)	(40)	(13)	(284)
Agent commissions and card sales	(8)	(9)	-	(17)
Taxes	(64)	(38)	(2)	(104)
Materials and supplies	(68)	(1)	(2)	(71)
Allowance for doubtful accounts	(163)	(46)	(22)	(231)
Interconnection cost	(55)	-	-	(55)
Settlement charges	(13)	-	-	(13)
Lease of lines and circuits	(8)	(7)	-	(15)
Service fees	(41)	(8)	(6)	(55)
Management fees	(26)	-	-	(26)
Advertising	(31)	(14)	-	(45)
Cost of cellular handsets	-	(28)	-	(28)
Others	(78)	(72)	(7)	(157)

EBITDA	461	161	(35)	587
EBITDA MARGIN	37%	38%	-206%	35%
Depreciation of fixed assets	(329)	(96)	(2)	(427)
Amortization of intangible assets	(16)	(15)	2	(29)

OPERATING RESULTS	116	50	(35)	131

EQUITY INCOME FROM RELATED COMPANIES	(2)	-	1	(1)

AMORTIZATION OF GOODWILL	(4)	(1)	-	(5)

Interest on assets	2	13	2	17
Interest on liabilities	(112)	(42)	(2)	(156)

FINANCIAL AND HOLDING RESULTS	(110)	(29)	-	(139)

OTHER INCOMES AND EXPENSES	(23)	5	(2)	(20)

TAX ON BANK DEBITS AND CREDITS	(6)	(3)	-	(9)

PROFIT FROM ORDINARY OPERATIONS	(29)	22	(36)	(43)

Taxes on income	7	(16)	13	4
Minority interest	-	-	-	-

NET (LOSS)/INCOME	(22)	6	(23)	(39)

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7-	Ratios
		In constant pesos As of December 31

		2002	2001
	Liquidity	0,18	0,66
	Consolidated Financial Indebtedness(*)	11,55	1,28
	Total Consolidated Indebtedness	14,15	1,78
	Return on equity (**)	(1,10)	0,04

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders' Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders' Equity - net income for the year).

8-	Statistical Data

		N A T I O N A L B A S I C T E L E P H O N Y
		December 31, 2002			December 31, 2001

	TELECOM	Cumulat.	12- month period	Quarter	Cumulat.	12- month period	Quarter

		(1)		(1)	(1)

	Installed lines	3.802.464	2.406	64	3.800.058	76.122	3.598
	Lines in service (2)	3.590.284	(301.516)	(19.846)	3.891.800	51.969	(429)
	Customer lines	3.293.952	(289.670)	(16.390)	3.583.622	8.233	(3.057)
	Public telephony lines	79.812	(2.364)	315	82.176	2.140	(398)
	Digitalization (%)	100	-	-	100	-	-
	Fixed lines in service per 100
	inhabitants (northern region)	19,4	(1,8)	(0,2)	21,2	0,1	(0,1)
	Fixed lines in service per employee	323	(37)	(3)	360	(4)	(19)
	Investment in fixed assets	20.644	236	20	20.408	1.026	271

	(1) Cumulative since the start of activities.
	(2) Includes direct inward dialing numbers connected to digital trunk lines

www.telecom.com.ar

9-	Detail of principal consolidated Financial Statements captions (Non-adjusted figures plus inflation effect)
	Consolidated Revenues Breakdown
		Twelve-Month Comparison				Three-Month Comparison
		As of December 31				As of December 31
		2002	2001	$	%	2002	2001	$	%
	National Basic Telephony	1.786	1.885	(99)	-5%	468	464	4	1%

	Measured service
	Local	439	439	-	0%	116	112	4	4%
	DLD	370	377	(7)	-2%	105	92	13	14%
	Monthly basic charges	494	553	(59)	-11%	121	136	(15)	-11%
	Supplementary Services (monthly charges)	95	112	(17)	-15%	25	25	-	0%
	Installation fees	17	24	(7)	-29%	5	6	(1)	-17%
	Public telephones	152	172	(20)	-12%	42	41	1	2%
	Interconnection - fixed	104	81	23	28%	24	19	5	26%
	Interconnection - cellular	32	19	13	68%	7	3	4	133%
	Lease of lines and circuits - fixed	15	22	(7)	-32%	5	4	1	25%
	Lease of lines and circuits - cellular	18	17	1	6%	5	4	1	25%
	Others	50	69	(19)	-28%	13	22	(9)	-41%

	International Telephony	211	156	55	35%	55	34	21	62%

	Outgoing revenues	136	123	13	11%	37	30	7	23%
	Settlement revenues	75	33	42	127%	18	4	14	350%

	Data transmission	299	262	37	14%	85	64	21	33%

	Terrestrial Networks	84	68	16	24%	27	23	4	17%
	Lease of data circuits	25	35	(10)	-29%	7	8	(1)	-13%
	Internet Traffic	107	95	12	13%	28	24	4	17%
	International connectivity	66	40	26	65%	21	9	12	133%
	Others	17	24	(7)	-29%	2	-	2	-

	Internet	46	31	15	48%	14	9	5	56%

	Monthly fee	46	31	15	48%	14	9	5	56%

	Cellular Telephony	863	829	34	4%	219	194	25	13%

	Telecom Personal	687	768	(81)	-11%	195	179	16	9%

	Monthly fee and measured service	236	303	(67)	-22%	62	68	(6)	-9%
	Pre-paid card	124	106	18	17%	41	26	15	58%
	Calling Party Pays	225	245	(20)	-8%	62	60	2	3%
	Others	102	114	(12)	-11%	30	25	5	20%

	Núcleo	176	61	115	189%	24	15	9	60%

	Monthly fee and measured service	50	17	33	194%	6	4	2	50%
	Pre-paid card	28	8	20	250%	4	1	3	300%
	Calling Party Pays	82	32	50	156%	12	8	4	50%
	Others	16	4	12	300%	2	2	-	0%

	Telephone Directories (Publicom)	23	47	(24)	-51%	18	8	10	125%

	NET REVENUES (non-adjusted figures)	3.228	3.210	18	1%	859	773	86	11%
	Effect of inflation	755	3.794	(3.039)	-80%	(4)	915	(919)	-100%

	NET REVENUES (adjusted figures)	3.983	7.004	(3.021)	-43%	855	1.688	(833)	-49%

	Consolidated Statement of Cash Flow	Twelve-Month Comparison				Three-Month Comparison
		As of December 31				As of December 31
		2002	2001	$	%	2002	2001	$	%
	Net income (loss)	(4.354)	99	(4.453)	-4498%	(214)	(39)	(175)	449%
	Depreciation and Amortization	2.160	2.240	(80)	-4%	578	886	(308)	-35%
	Others, net	3.806	(1.217)	5.023	-413%	36	(491)	527	-107%
	Effect of inflation	43	1.293	(1.250)	-97%	-	366	(366)	-100%

	Total Funds generated by Operating Activities	1.655	2.415	(760)	-31%	400	722	(322)	-45%

	Total Funds applied to Investing Activities (non-adjusted figures)	(180)	(645)	465	-72%	(4)	(132)	128	-97%
	Effect of inflation	(130)	(763)	633	-83%	10	(156)	166	-106%

	Total Funds applied to Investing Activities	(310)	(1.408)	1.098	-78%	6	(288)	294	-102%

	Dividends paid	-	(213)	213	-100%	-	-	-	0%
	Interests and financial expenses	(302)	(439)	137	-31%	(14)	(142)	128	-90%
	Increase in financial debt, net	(21)	69	(90)	-130%	16	(135)	151	-112%
	Effect of inflation	(144)	(687)	543	-79%	6	(326)	332	-102%

	Total Funds applied to Financing Activities	(467)	(1.270)	803	-63%	8	(603)	611	-101%

	Increase/(decrease) of Funds	878	(263)	1.141	-434%	414	(169)	583	-345%

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Consolidated net revenues, operating costs and EBITDA by activities
Twelve-month period - FY 2002 (01/01/02 - 12/31/02)

	Activities				Variation *
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	$	%

NET REVENUES (non-adjusted figures)	2.342	863	23	3.228	18	1%
Effect of inflation	590	165	-	755	(3.039)	-80%

NET REVENUES (adjusted figures)	2.932	1.028	23	3.983	(3.021)	-43%

Salaries and social security contributions	(371)	(74)	(16)	(461)	62	-12%
Agent commissions and card sales	(21)	(20)	-	(41)	11	-21%
Taxes	(140)	(80)	(1)	(221)	(28)	15%
Materials and supplies	(106)	(27)	(10)	(143)	16	-10%
Allowance for doubtful accounts	(81)	(42)	(4)	(127)	131	-51%
Interconnection cost	(112)	-	-	(112)	(15)	15%
Settlement charges	(83)	-	-	(83)	(51)	159%
Lease of lines and circuits	(24)	(17)	-	(41)	(10)	32%
Service fees	(80)	(13)	(3)	(96)	2	-2%
Management fees	(13)	-	-	(13)	92	-88%
Advertising	(10)	(12)	-	(22)	60	-73%
Cost of cellular handsets	-	(10)	-	(10)	42	-81%
Others	(174)	(127)	(3)	(304)	(18)	6%

OPERATING COSTS (non-adjusted figures)	(1.215)	(422)	(37)	(1.674)	294	-15%
Effect of inflation	(339)	(86)	(11)	(436)	1.891	-81%

OPERATING COSTS (adjusted figures)	(1.554)	(508)	(48)	(2.110)	2.185	-51%

EBITDA (non-adjusted figures)	1.127	441	(14)	1.554	312	25%
Effect of inflation	251	79	(11)	319	(1.148)	-78%

EBITDA (adjusted figures)	1.378	520	(25)	1.873	(836)	-31%

EBITDA MARGIN (non adjusted figures)	48%	51%	-61%	48%
EBITDA MARGIN (adjusted figures)	47%	51%	-109%	47%

* Twelve month period FY 2002 vs. Twelve month period FY 2001

Twelve-month period FY 2001 (01/01/01 - 12/31/01)
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities

NET REVENUES (non-adjusted figures)	2.334	829	47	3.210
Effect of inflation	2.759	980	55	3.794

NET REVENUES (adjusted figures)	5.093	1.809	102	7.004

Salaries and social security contributions	(401)	(81)	(41)	(523)
Agent commissions and card sales	(22)	(30)	-	(52)
Taxes	(118)	(73)	(2)	(193)
Materials and supplies	(130)	(17)	(12)	(159)
Allowance for doubtful accounts	(185)	(61)	(12)	(258)
Interconnection cost	(97)	-	-	(97)
Settlement charges	(32)	-	-	(32)
Lease of lines and circuits	(17)	(14)	-	(31)
Service fees	(76)	(11)	(11)	(98)
Management fees	(105)	-	-	(105)
Advertising	(60)	(21)	(1)	(82)
Cost of cellular handsets	-	(52)	-	(52)
Others	(152)	(129)	(5)	(286)

OPERATING COSTS (non-adjusted figures)	(1.395)	(489)	(84)	(1.968)
Effect of inflation	(1.651)	(578)	(98)	(2.327)

OPERATING COSTS (adjusted figures)	(3.046)	(1.067)	(182)	(4.295)

EBITDA (non-adjusted figures)	939	340	(37)	1.242
Effect of inflation	1.108	402	(43)	1.467

EBITDA (adjusted figures)	2.047	742	(80)	2.709

EBITDA MARGIN (non adjusted figures)	40%	41%	-79%	39%
EBITDA MARGIN (adjusted figures)	40%	41%	-78%	39%

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Consolidated net revenues, operating costs and EBITDA by activities
Fourth Quarter FY 2002 (10/01/02 - 12/31/02)

	Activities				Variation *
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	$	%

NET REVENUES (non-adjusted figures)	623	218	18	859	86	11%
Effect of inflation	(5)	2	(1)	(4)	(919)	-100%

NET REVENUES (adjusted figures)	618	220	17	855	(833)	-49%

Salaries and social security contributions	(87)	(17)	(6)	(110)	20	-15%
Agent commissions and card sales	(6)	(4)	-	(10)	(2)	25%
Taxes	(39)	(21)	(1)	(61)	(14)	30%
Materials and supplies	(28)	(6)	(7)	(41)	(8)	24%
Allowance for doubtful accounts	-	6	-	6	112	-106%
Interconnection cost	(29)	-	-	(29)	(4)	16%
Settlement charges	(21)	-	-	(21)	(15)	250%
Lease of lines and circuits	(5)	(3)	-	(8)	(1)	14%
Service fees	(22)	(4)	(1)	(27)	(2)	8%
Management fees	-	-	-	-	12	-100%
Advertising	(2)	(3)	-	(5)	16	-76%
Cost of cellular handsets	-	(1)	-	(1)	12	-92%
Others	(43)	(26)	(3)	(72)	(1)	1%

OPERATING COSTS (non-adjusted figures)	(282)	(79)	(18)	(379)	125	-25%
Effect of inflation	(3)	(5)	(2)	(10)	587	-98%

OPERATING COSTS (adjusted figures)	(285)	(84)	(20)	(389)	712	-65%

EBITDA (non-adjusted figures)	341	139	-	480	211	78%
Effect of inflation	(8)	(3)	(3)	(14)	(332)	-104%

EBITDA (adjusted figures)	333	136	(3)	466	(121)	-21%

EBITDA MARGIN (non adjusted figures)	55%	64%	-	56%
EBITDA MARGIN (adjusted figures)	54%	62%	-18%	55%

* Fourth quarter FY 2002 vs. Fourth Quarter FY 2001

Fourth Quarter FY 2001 (10/01/01 - 12/31/01)
	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities

NET REVENUES (non-adjusted figures)	571	194	8	773
Effect of inflation	676	230	9	915

NET REVENUES (adjusted figures)	1.247	424	17	1.688

Salaries and social security contributions	(106)	(18)	(6)	(130)
Agent commissions and card sales	(4)	(4)	-	(8)
Taxes	(29)	(17)	(1)	(47)
Materials and supplies	(31)	(1)	(1)	(33)
Allowance for doubtful accounts	(75)	(21)	(10)	(106)
Interconnection cost	(25)	-	-	(25)
Settlement charges	(6)	-	-	(6)
Lease of lines and circuits	(4)	(3)	-	(7)
Service fees	(19)	(3)	(3)	(25)
Management fees	(12)	-	-	(12)
Advertising	(14)	(7)	-	(21)
Cost of cellular handsets	-	(13)	-	(13)
Others	(35)	(33)	(3)	(71)

OPERATING COSTS (non-adjusted figures)	(360)	(120)	(24)	(504)
Effect of inflation	(426)	(143)	(28)	(597)

OPERATING COSTS (adjusted figures)	(786)	(263)	(52)	(1.101)

EBITDA (non-adjusted figures)	211	74	(16)	269
Effect of inflation	250	87	(19)	318

EBITDA (adjusted figures)	461	161	(35)	587

EBITDA MARGIN (non adjusted figures)	37%	38%	-200%	35%

EBITDA MARGIN (adjusted figures)	37%	38%	-206%	35%

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